Ex99.(b)4(e)

Contract Number: [B1234567 ]

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

ENDORSED ON THIS CERTIFICATE/CONTRACT ON ITS DATE OF ISSUE:

This contract has been purchased as an Individual Retirement Annuity (IRA) as described in Section 408(b) of the Internal Revenue Code of 1986, as amended, (hereinafter referred to as the “IRC”). In order to qualify as an IRA, the following provisions apply, notwithstanding any provisions to the contrary in this contract:

1)	NONTRANSFERABLE. Only the annuitant may be the owner, and this contract is not transferable by the owner and may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than Thrivent Financial for Lutherans (hereafter referred to as “we,” “our,” and “us”).

2)	OWNERSHIP. This contract is for the exclusive benefit of the owner or his or her beneficiaries.

3)	CONTRIBUTION LIMITATIONS.

a)	Flexible Premium Payments. For annuity contracts that permit flexible premium payments, the following provisions apply:

i)	Maximum Permissible Amount. Except in the case of a qualified rollover contribution, a recharacterization (as defined in (d) below), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in IRC Section 408(k), no contribution will be accepted unless it is in cash and the total of such contributions to all the owner’s IRAs for a taxable year does not exceed the applicable amount (as defined in a(ii) below), or the owner’s compensation (as defined in (e) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the owner’s compensation is referred to as a “regular contribution.” A “qualified rollover contribution” is a rollover contribution that meets the requirements of IRC Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and 457(e)(16). However, not withstanding the dollar limits on contributions, an individual may make a repayment of a qualified reservist distribution described in IRC Section 72(t)(2)(G) during the 2-year period beginning on the day after the end of the active duty period or by August 17, 2008, if later.

ii)	Applicable Amount. The applicable amount is determined under (1) or (2) below:

1)	If the owner is under age 50, the applicable amount is:

•	$3,000 for any taxable year beginning in 2002 through 2004;

•	$4,000 for any taxable year beginning in 2005 through 2007; and

•	$5,000 for any taxable year beginning in 2008 and years thereafter.

2)	If the owner is 50 or older, the applicable amount is:

•	$3,500 for any taxable year beginning in 2002 through 2004;

•	$4,500 for any taxable year beginning in 2005;

•	$5,000 for any taxable year beginning in 2006 through 2007; and

•	$6,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limits in (ii)(1) & (2) above will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC Section 219(b)(5)(D). Such adjustments will be in multiples of $500.

AM-WI-IRA (07)	page WI-1

Contract Number: [B1234567    ]

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT	(continued)

In addition to the amounts described above, an individual who was a participant in a 401(k) plan of a certain employer in bankruptcy described in IRC Section 219(b)(5)(C) may contribute up to $3,000 for taxable years beginning after 2006 and before 2010 only. An individual who makes contributions under this paragraph may not also make contributions under (ii)(2) above.

b)	Single Premium Payment. For annuity contracts that permit one single premium payment, only a single IRA contribution (subject to the IRA maximum permissible contribution amount) and/or a single premium qualified rollover contribution (as permitted by IRC Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and 457(e)(16)), or a single premium contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in IRC Section 408(k), may be made to this contract. Any such contribution shall be in cash.

c)	SIMPLE IRA Limits. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to IRC Section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the two-year period beginning on the date the owner first participated in that employer’s SIMPLE IRA plan.

d)	Recharacterization. A regular contribution to a Roth IRA may be recharacterized pursuant to the rules in Section 1.408A-5 of the Income Tax Regulations as a regular contribution to this IRA, subject to the limits in (a) above.

e)	Compensation. “Compensation” means wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to, commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses), and includes earned income, as defined in IRC Section 401(c)(2) (reduced by the deduction the self-employed owner takes for contributions made to a self-employed retirement plan). For purposes of this definition, IRC Section 401(c)(2) shall be applied as if the term trade or business for purposes of IRC Section 1402 included service described in IRC subsection (c)(6). Compensation also includes any amount includable in the owner’s gross income under IRC Section 71 with respect to a divorce or separation instrument described in subparagraph (A) of IRC Section 71(b)(2).

Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends), amounts not includable in gross income, or any amount received as a pension or annuity or as deferred compensation.

4)	DIVIDENDS/SURPLUS REFUNDS. Any dividends or surplus refunds under this contract (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

5)	PREMIUM PAYMENTS. This provision only applies to an annuity contract that has the option of a fixed premium payment schedule. If premium payments under this contract are interrupted, this contract will be reinstated at any date prior to maturity upon payment of a premium to us of not less than $25, however, we may at our option either accept additional future payments or terminate the contract by payment in cash of the then present value of the paid up benefit if no premiums have been received for two full consecutive contract years and the paid up annuity benefit at maturity would be less than $20.00 per month.

AM-WI-IRA (07)	page WI-2

Contract Number: [B1234567    ]

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT	(continued)

6)	DISTRIBUTIONS BEFORE DEATH.

a)	Distribution Requirements. Notwithstanding any provision of this IRA to the contrary, the distribution of the owner’s interest in the IRA shall be made in accordance with the requirements of IRC Section 408(b)(3) and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under section 7(c)) must satisfy the requirements of IRC Section 408(a)(6) and the regulations thereunder, rather than paragraphs (b), (c) and (d) below and section 7.

b)

Required Minimum Distributions. The entire interest of the owner will commence to be distributed no later than the first day of April following the calendar year in which the owner attains age 70 1/2 (the “required beginning date”) over (i) the life of the owner or the lives of the owner and his or her designated beneficiary or (ii) a period certain not extending beyond the life expectancy of the owner or the joint and last survivor expectancy of the owner and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year and must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of Section 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6.

c)	Distribution Period. The distribution periods described in paragraph (b) above cannot exceed the periods specified in Section 1.401(a)(9)-6 of the Income Tax Regulations.

d)

Payment Deadlines. The first required payment can be made as late as April 1 of the year following the year the owner attains age 70 1/2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

7)	DISTRIBUTIONS UPON DEATH.

a)	Death On or After Required Distributions Commence. If the owner dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the contract option chosen.

b)	Death Before Required Distributions Commence. If the owner dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

i)	If the designated beneficiary is someone other than the owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the owner’s death, or, if elected, in accordance with paragraph (b)(iii) below.

ii)

If the owner’s sole designated beneficiary is the owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the owner’s death (or by the end of the calendar year in which the owner would have attained age 70 1/2, if later), over such spouse’s life, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

AM-WI-IRA (07)	page WI-3

Contract Number: [B1234567    ]

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT	(continued)

iii)	If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the owner’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(ii) above).

iv)	Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (ii) and reduced by one for each subsequent year.

c)	Interest in the IRA. The “interest” in the IRA includes the amount of any outstanding rollovers, transfers and recharacterizations under Q&As-7 and -8 of Section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

d)	Distribution Commencement Date. For purposes of paragraphs (a) and (b) above, required distributions are considered to commence on the owner’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(ii) above. However, if distributions start prior to the applicable date in the preceding sentence on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

e)	Surviving Spouse Election. If the sole designated beneficiary is the owner’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

8)	NONFORFEITABLE INTEREST. The entire interest of the owner of this contract is nonforfeitable.

9)	INFORMATION FOR IRS REPORTS. The owner shall provide information to us at such time and in such manner and containing such information as may be necessary for us to prepare any reports required pursuant to IRC Section 408(i) and the regulations thereunder.

10)	ANNUAL REPORTING. We will furnish annual calendar year reports concerning the status of this contract and such information concerning required minimum distributions as is prescribed by the Internal Revenue Commissioner.

11)	AMENDMENTS. We may amend this contract from time to time to comply with the IRC provisions and regulations thereunder.

Signed for Thrivent Financial for Lutherans

President
Secretary

AM-WI-IRA (07)	page WI-4